Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 09/06/19	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Long-Term Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   300 Montgomery St., STE 790, San Francisco, CA 94104
3. Provide the applicant's mailing address (if different):

SEC Mail Processing
NOV 01 2019
Washington, DC

19004218

4. Provide the applicant's business telephone and facsimile number:
   415-570-4175 (Telephone) N/A (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Howard Steinberg (Name) General Counsel and Chief Regulatory Officer (Title) 212-480-5980 (Telephone Number)

Securities and Exchange Commission
Trading and Markets
NOV 04 2019
RECEIVED

6. Provide the name and address of counsel for the applicant:
   Annette L. Nazareth, Davis Polk & Wardwell LLP
   901 15th St., N.W.
   Washington, D.C. 20005
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 07/26/17 (b) State/Country of formation: DE / USA
   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof are current, true, and complete.

Date: 09/05/2019 (MM/DD/YY) Long-Term Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) Howard Steinberg, General Counsel and Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 5th day of September, 2019 (Month) (Year) by Lisa Nielsen (Notary Public)

My Commission expires 10/11/22 County of NY State of NY

LISA NIELSEN
Notary Public, State of New York
No. 01NI5034389
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires Oct. 11, 2022

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

New York
Northern California
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Annette L. Nazareth

Davis Polk & Wardwell LLP
901 15th Street, NW
Washington, DC 20005

202 962 7075 tel
202 962 7086 fax
annette.nazareth@davispolk.com

SEC Mail Processing

NOV 01 2019

Washington, DC

November 1, 2019

VIA HAND DELIVERY AND EMAIL

Ms. Jeanette Marshall
U.S. Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re: Long-Term Stock Exchange, Inc. – Amendment No. 3 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

On behalf of Long-Term Stock Exchange, Inc. ("LTSE"), enclosed please find three copies of Amendment No. 3 to LTSE's Form 1 Application.

LTSE filed this Amendment with the Division of Trading and Markets of the U.S. Securities and Exchange Commission on September 6, 2019, as indicated by the SEC Mail Processing Section date stamp. However, we understand that the filing may not have been delivered to the Division of Trading and Markets. We are therefore re-submitting a duplicate of the same Amendment that was filed on September 6, 2019, per the instructions from Ira Brandriss of your office.

Please feel free to contact me at 202-962-7075. Thank you.

Regards,

Annette L. Nazareth

Annette L. Nazareth

Enclosures
cc: Mr. Howard Steinberg, Long-Term Stock Exchange, Inc.

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2022
Estimated average burden hours per response	30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the member,participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Exhibit C - Addendum C-4

Amended and Restated Certificate of Incorporation of LTSE Services, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "LTSE SERVICES, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF AUGUST, A.D. 2019, AT 2:30 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5204753 8100
SR# 20196493201

Authentication: 203401766
Date: 08-13-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:30 PM 08/13/2019
FILED 02:30 PM 08/13/2019
SR 20196493201 - File Number 5204753

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

LTSE SERVICES, INC.

The undersigned, Eric Ries, hereby certifies that:

1. The undersigned is the duly elected and acting President of LTSE Services, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on August 30, 2012 under the name of Long-Term Stock Exchange, Inc.

3. The Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

ARTICLE I

"The name of this corporation is LTSE Services, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 1209 Orange Street, in the city of Wilmington, county of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A) **Classes of Stock.** The Corporation is authorized to issue four classes of stock to be designated, respectively, "Class A Common Stock," "Class B Common Stock," "Founders Preferred Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 176,383,679 shares, each with a par value of $0.0001 per share. 14,937,500 shares shall be Class A Common Stock, 98,644,836 shares shall be Class B Common Stock, 3,600,000 shares shall be Founders Preferred Stock and 59,201,343 shares shall be Preferred Stock. The Class A Common Stock and Class B Common Stock shall collectively be referred to herein as the "Common Stock."

(B) **Powers, Preferences, Special Rights and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Amended and Restated Certificate of Incorporation (the "Restated Certificate") shall be divided into series as provided herein. 1,292,445 shares of

Preferred Stock shall be designated "Series A-1 Preferred Stock," 1,317,564 shares of Preferred Stock shall be designated "Series A-2 Preferred Stock," 3,003,032 shares of Preferred Stock shall be designated "Series A-3 Preferred Stock," 575,902 shares of Preferred Stock shall be designated "Series A-4 Preferred Stock," 273,666 shares of Preferred Stock shall be designated "Series A-5 Preferred Stock," 3,638,729 shares of Preferred Stock shall be designated "Series A-6 Preferred Stock," 14,949,744 shares of Preferred Stock shall be designated "Series A-7 Preferred Stock," and 34,150,261 shares of Preferred Stock shall be designated "Series B Preferred Stock." The Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, the Series A-4 Preferred Stock, the Series A-5 Preferred Stock, the Series A-6 Preferred Stock and the Series A-7 Preferred Stock shall be referred to collectively herein as the "Series A Preferred Stock." The powers, preferences, special rights and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1. **Dividend Provisions.** The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Founders Preferred Stock and Common Stock of the Corporation, at the rate of 8% of the applicable Original Issue Price (as defined below) per share per annum on each outstanding share of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, Series A-6 Preferred Stock, Series A-7 Preferred Stock and Series B Preferred Stock then held by them; payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"), calculated on the record date for determination of holders entitled to such dividend. Such dividends shall not be cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of Preferred Stock, Founders Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock and Founders Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend. The "Original Issue Price" shall mean $0.1973 per share with respect to the Series A-1 Preferred Stock, $0.296 per share with respect to the Series A-2 Preferred Stock, $0.3946 per share with respect to the Series A-3 Preferred Stock, $0.4341 per share with respect to the Series A-4 Preferred Stock, $0.4933 per share with respect to the Series A-5 Preferred Stock, $0.5919 per share with respect to the Series A-6 Preferred Stock, $0.9875 per share with respect to the Series A-7 Preferred Stock and $2.489 per share with respect to the Series B Preferred Stock, in each case as adjusted for stock splits, stock dividends, reclassifications and the like.

2. **Liquidation.**

(a) **Preference.** In the event of any Liquidation Transaction, the holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Founders Preferred Stock and Common Stock, by reason of their ownership thereof, an amount per share equal to applicable Original Issue Price per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, Series A-6 Preferred

Stock, Series A-7 Preferred Stock and Series B Preferred Stock then held by them, plus any declared but unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this Section 2(a).

(b) **Remaining Assets.** Upon the completion of the distribution required by Article IV(B)2(a) above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Founders Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Founders Preferred Stock into Common Stock).

(c) **Deemed Conversion.** Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Class B Common Stock immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Class B Common Stock.

(d) **Certain Acquisitions.**

(i) **Deemed Liquidation.** For purposes of this Article IV(B)2, a "Liquidation Transaction" shall be deemed to occur if the Corporation shall (I) sell, convey, exclusively license or otherwise dispose of all or substantially all of its assets, property or business, (II) merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), or (III) effect a liquidation, dissolution or winding up of the Corporation pursuant to the applicable provisions of Section 275 of the Delaware General Corporation Law; provided, however that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) a bona fide equity financing in which the Corporation is the surviving corporation or (C) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights). In the event of a Liquidation Transaction pursuant to the provisions of subsection (II) above, all references in this Article IV(B)2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. If any portion of the consideration payable to the holders of the Corporation's capital stock is placed into escrow and/or is payable to the holders of the Corporation's capital stock subject to contingencies, the applicable merger agreement shall provide that (1) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with this Article IV(B)2 as if the Initial Consideration were the only consideration payable in connection with such Liquidation Transaction and (2) any additional consideration which becomes payable to the holders of the Corporation's capital stock upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with this Article IV(B)2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. Nothing in this subsection (i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation. Notwithstanding the foregoing, the treatment of any transaction as a Liquidation Transaction may be waived by the vote or written consent of the holders of a majority of the Corporation's outstanding Preferred Stock, voting together as a single class on an as-converted basis.

(ii) **Valuation of Consideration.** In the event of a Liquidation Transaction, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as determined in good faith by the Board of Directors. Notwithstanding the foregoing, the methods for valuing non-cash consideration to be distributed in connection with a Liquidation Transaction shall, with the appropriate approval by the stockholders under the Delaware General Corporation Law of the definitive agreements governing such Liquidation Transaction and Article IV(B)6 below, be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Transaction.

3. **Redemption.** The Preferred Stock is not mandatorily redeemable.

4. **Conversion.** The holders of shares of Preferred Stock shall be entitled to conversion rights as follows:

(a) **Right to Convert.** Subject to Article IV(B)4(c) below, each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the applicable Original Issue Price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) for such series of Preferred Stock, by the Conversion Price applicable to such shares (such quotient is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. The initial "Conversion Price" per share shall be $0.1973 in the case of the Series A-1 Preferred Stock, $0.296 in the case of the Series A-2 Preferred Stock, $0.3946 in the case of the Series A-3 Preferred Stock, $0.4341 in the case of the Series A-4 Preferred Stock, $0.4933 in the case of the Series A-5 Preferred Stock, $0.5919 in the case of the Series A-6 Preferred Stock, $0.9875 in the case of the Series A-7 Preferred Stock and $2.489 in the case of the Series B Preferred Stock. Such initial Conversion Prices shall be subject to adjustment as set forth in Article IV(B)4(d) below.

(b) **Automatic Conversion.** Each share of Preferred Stock shall automatically be converted into such number of shares of Class B Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than $4.9375 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Corporation of not less than $25,000,000, net of underwriting discounts and commissions (a "Qualified IPO") or (ii) the date, or upon the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

(c) **Mechanics of Conversion.** Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Class B Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Class B Common Stock are to be issued and, in the case of Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates or, upon request in the case of uncertificated securities, a notice of issuance, for the number of shares of Class B Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class B Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Class B Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) **Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations.** The Conversion Prices of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Issuance of Additional Stock Below Purchase Price.** If the Corporation should issue, at any time after the date upon which any shares of Series B Preferred Stock were first issued (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the applicable Conversion Price for the Series A Preferred Stock or Series B Preferred Stock in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Article IV(B)4(d)(i), unless otherwise provided in this Article IV(B)4(d)(i).

(A) **Adjustment Formula.** Whenever the Conversion Price is adjusted pursuant to this Article IV(B)4(d)(i), the new Conversion Price for such series shall be determined by multiplying the Conversion Price for such series then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the "Outstanding Common") plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Article IV(B)4(d)(i)(E) below.

(B) **Definition of "Additional Stock".** For purposes of this Article IV(B)4(d)(i), "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Article IV(B)4(d)(i)(E) below) by the Corporation after the Purchase Date, other than:

(1) securities issued pursuant to stock splits, stock dividends or similar transactions, as described in Article IV(B)4(d)(ii) below;

(2) securities issuable upon conversion, exchange or exercise of convertible, exchangeable or exercisable securities outstanding as of the Purchase Date including, without limitation, warrants, notes or options;

(3) Common Stock (or options therefor) issued or issuable to employees, consultants, officers, directors of the Corporation or other persons performing services for the Corporation pursuant to stock option plans or restricted stock plans or agreements approved by the Board of Directors;

(4) Common Stock issued or issuable in a public offering in connection with which all outstanding shares of Preferred Stock are converted to Common Stock;

(5) securities issued or issuable in connection with the acquisition by the Corporation of another company or business;

(6) securities issued or issuable to financial institutions, equipment lessors, brokers or similar persons in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions;

(7) securities issued or issuable to an entity as a component of any business relationship with such entity primarily for the purpose of (a) joint venture, technology licensing or development activities, (b) distribution, supply or manufacture of the Corporation's products or services or (c) any other arrangements involving corporate partners that are primarily for purposes other than raising capital, the terms of which business

relationship with such entity are approved by the Board of Directors, including the Series A Director;

(8) Class B Common Stock issued upon conversion of the Class A Common Stock;

(9) Class A Common Stock issued upon conversion of the Founders Preferred Stock;

(10) Class B Common Stock issued or issuable upon conversion of the Preferred Stock and Founders Preferred Stock;

(11) Series B Preferred Stock authorized by this Restated Certificate and sold pursuant to that certain Series B Preferred Stock Purchase Agreement, dated as of the Purchase Date, by and among the Company and the other parties thereto; and

(12) securities issued or issuable in any other transaction for which exemption from these price-based antidilution provisions is approved before or after issuance of the securities by the affirmative vote of at least a majority of the then-outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis; provided, however, that any adjustment to the Conversion Price of the Series B Preferred Stock shall only be waived with the approval of the holders of a majority of the then-outstanding shares of Series B Preferred Stock.

(C) **No Fractional Adjustments.** No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one cent per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(D) **Determination of Consideration.** In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) **Deemed Issuances of Common Stock.** In the case of the issuance of securities or rights convertible into, exercisable or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (the "Common Stock Equivalents"), the following provisions shall apply for all purposes of this Article IV(B)4(d)(i):

(1) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related Common Stock Equivalents (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments and without double counting for cancellation of indebtedness) upon the conversion, exchange or exercise of any Common Stock Equivalents (the consideration in each case to be determined in the manner provided in Article IV(B)4(d)(i)(D) above).

(2) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(3) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(4) The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Article IV(B)4(d)(i)(D) above shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Article IV(B)4(d)(i)(E)(2) above or Article IV(B)4(d)(i)(E)(3) above.

(F) **No Increased Conversion Price.** Notwithstanding any other provisions of this Article IV(B)4(d)(i), except to the limited extent provided for in Article IV(B)4(d)(i)(E)(2) above and Article IV(B)4(d)(i)(E)(3) above, no adjustment of the Conversion Price pursuant to this Article IV(B)4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(ii) **Stock Splits and Combinations.** In the event the Corporation should at any time after the filing date of this Restated Certificate fix a record date for the effectuation of a split or subdivision of the outstanding shares of Class B Common Stock, then, as of such record date (or the date of such split or subdivision if no record date is fixed), the

Conversion Price of each series of Preferred Stock that is convertible into Class B Common Stock shall be appropriately proportionately decreased so that the number of shares of Class B Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Class B Common Stock outstanding. If the number of shares of Class B Common Stock outstanding at any time after the filing date of this Restated Certificate is decreased by a combination of the outstanding shares of Class B Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Price for each series of Preferred Stock that is convertible into Class B Common Stock shall be appropriately proportionally increased so that the number of shares of Class B Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Class B Common Stock outstanding.

(iii) **Dividends.** In the event the Corporation should at any time after the filing date of this Restated Certificate fix a record date for the determination of holders of Class B Common Stock entitled to receive a dividend or other distribution payable in additional shares of Class B Common Stock or Common Stock Equivalents (such Common Stock Equivalents, if any, "Additional Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Class B Common Stock or the Additional Common Stock Equivalents (including the additional shares of Class B Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Class B Common Stock shall be appropriately proportionally decreased by multiplying the Conversion Price then in effect by a fraction:

(A) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Class B Common Stock issuable in payment of such dividend or distribution and those issuable with respect to such Additional Common Stock Equivalents.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock that is convertible into Class B Common Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock that is convertible into Class B Common Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of a series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Class B Common Stock or Common Stock Equivalents in a number equal to the number of shares of Class B Common Stock or Common Stock Equivalents as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Class B Common Stock on the date of such event.

(e) **Other Distributions.** In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Article IV(B)4(d)(i) above or in Article IV(B)4(d)(ii) above, then, in each such case for the purpose of this Article IV(B)4(e), the holders of each series of Preferred Stock that is convertible into Class B Common Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Class B Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Class B Common Stock of the Corporation entitled to receive such distribution (or the date of such distribution if no record date is fixed).

(f) **Recapitalizations.** If at any time or from time to time there shall be a recapitalization of the Class B Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Article IV(B)2 above or this Article IV(B)4) provision shall be made so that the holders of each series of Preferred Stock that is convertible into Class B Common Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Class B Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article IV(B)4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Article IV(B)4 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g) **No Fractional Shares and Notices as to Adjustments.**

(i) No fractional shares shall be issued upon the conversion of any share or shares of Preferred Stock, and the number of shares of Class B Common Stock to be issued to a particular stockholder shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class B Common Stock and the number of shares of Class B Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, upon demand by the stockholder otherwise entitled to such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Article IV(B)4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Stock a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Preferred Stock, furnish or cause to be furnished to such holder a notice setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect and (C) the number of shares of Class B Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such series of Preferred Stock.

(h) **Notices of Record Date**. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of each series of Preferred Stock that is convertible into Class B Common Stock, such number of its shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(j) **Notices**. Any notice required by the provisions of this Article IV(B)4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation or delivered to such holder by electronic transmission using the contact information previously provided by such holder to the Corporation.

5. **Voting Rights and Powers**. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Preferred Stock shall be entitled to the same voting rights as the holders of the Class B Common Stock and to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Preferred Stock shall vote together as a single class on all matters. Each holder of Series A Preferred Stock and Series B Preferred Stock shall be entitled to the number of votes equal to the number of shares of Class B Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded down to the nearest whole number.

6. **Election of Directors**. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the

Corporation (the "Series A Director"), which Series A Director shall have one (1) vote on any matter presented to the Board of Directors, and the holders of record of the shares of Class A Common Stock, Class B Common Stock and Founders Preferred Stock, exclusively and voting together as a single class, shall be entitled to elect two directors of the Corporation, one of whom shall have three (3) votes on any matter presented to the Board of Directors (the "Super-Voting Common Director") and one of whom shall have one (1) vote on any matter presented to the Board of Directors (the "Common Director"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or the holders of shares of Class A Common Stock, Class B Common Stock and Founders Preferred Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or the holders of the Class A Common Stock, Class B Common Stock and Founders Preferred Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock and the Series B Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation, and any additional director so elected shall have one (1) vote on any matter presented to the Board of Directors. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 6, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 6.

7. **Protective Provisions.** So long as at least 2,000,000 shares (as adjusted for stock splits, stock dividends, reclassification and the like) of Preferred Stock are outstanding, the Corporation shall not (by amendment, merger, consolidation or otherwise) do any of the following without first obtaining the approval (by vote or written consent, as provided by law, and either prospectively or retrospectively) of the holders of a majority of the then outstanding shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), voting together as a single class on an as-converted to Class B Common Stock basis:

(a) effect a Liquidation Transaction;

(b) declare or pay a dividend or other distribution with respect to any shares of the Corporation's capital stock other than the Preferred Stock prior to paying a dividend or other distribution on the Preferred Stock;

(c) redeem, purchase or otherwise acquire (or pay into or set aside funds for a sinking fund for such purpose) any share or shares of Preferred Stock, Founders Preferred Stock or Common Stock other than the Series A Preferred Stock and the Series B Preferred Stock prior to redeeming, purchasing, or otherwise acquiring any share or shares of Series A Preferred Stock and Series B Preferred Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, consultants, officers or directors of the Corporation, or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment (at the lower of original cost or fair market value), or through the exercise of any right of first refusal;

(d) create, authorize or issue any debt security if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $1,000,000;

(e) create or take any action that results in holding the capital stock of any subsidiary that is not wholly owned (directly or indirectly) by the Corporation;

(f) dispose of any subsidiary stock or all or substantially all of any subsidiary assets;

(g) change the number of authorized directors;

(h) increase or decrease the authorized number of shares of Common Stock, Founders Preferred Stock or Preferred Stock (or any series thereof);

(i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that materially adversely affects the holders of the Preferred Stock; or

(j) create, or authorize the creation of any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to conversion rights, the payment of dividends, voting rights, and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation.

8. **<u>Status of Converted Stock</u>.** In the event any shares of Preferred Stock shall be converted pursuant to Article IV(B)4 above hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. The Corporation shall take all such actions as are necessary to cause this Restated Certificate to be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock and the authorized shares of Preferred Stock.

9. **<u>Waiver of Rights</u>.** Except as otherwise set forth in this Restated Certificate, any of the rights, powers, preferences and other terms of a particular series of Preferred Stock set forth herein may be waived (either prospectively or retrospectively) on behalf of all holders of such series of Preferred Stock and with respect to all shares of such series of

Preferred Stock by the approval (by vote or written consent, as provided by law) of the holders of a majority of the shares of such series of Preferred Stock then outstanding.

(C) **Powers, Rights, Preferences, Privileges and Restrictions of Founders Preferred Stock.** The powers, rights, preferences, privileges and restrictions granted to and imposed on the Founders Preferred Stock are as set forth below in this Article IV(C).

1. **Dividend Provisions.** The holders of shares of Founders Preferred Stock shall be entitled to receive, out of any assets legally available therefor, such dividends (other than payable solely in Common Stock or Common Stock Equivalents, as defined below), when, as and if declared by the Board of Directors, on a pro rata basis with the holders of Common Stock based on the number of shares of Common Stock held by each (assuming conversion of all such Founders Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend.

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above.

3. **Redemption.** The Founders Preferred Stock is not mandatorily redeemable.

4. **Conversion.** The holders of shares of Founders Preferred Stock shall be entitled to conversion rights as follows:

(a) **Right to Convert to Common Stock.** Subject to Article IV(C)4(d) below, each share of Founders Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing $0.0001 (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) by the Conversion Price applicable to such shares (the conversion rate for Founders Preferred Stock into Common Stock is referred to herein as the "Founders Preferred Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. Any transfer of shares of Founders Preferred Stock that is neither (A) made in connection with an Equity Financing (as such term is defined in Article IV(C)4(h) below), nor (B) authorized by a majority of the Board of Directors (including the Series A Director), shall be deemed an election of an option to convert such shares into Class B Common Stock and each such transferred share of Founders Preferred Stock shall automatically convert into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing $0.0001 (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) by the Conversion Price applicable to such share, determined as hereafter provided, effective immediately prior to such transfer. The initial Conversion Price per share of Founders Preferred Stock shall be $0.0001. Such initial Conversion Price shall be subject to adjustment as set forth in Article IV(C)4(e) below.

(b) **Automatic Conversion.** Each share of Founders Preferred Stock shall automatically be converted into shares of Class A Common Stock at the Founders Preferred Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(C)4(d) below, a Qualified IPO or (ii) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of Founders Preferred Stock, voting together as a class.

(c) **Automatic Conversion Upon Transfer**. Each share of Founders Preferred Stock shall automatically, without any further action by the holder or the Corporation, convert into one (1) fully paid and nonassessable share of Class B Common Stock upon the Transfer (as defined below) of such share; provided, however, that a Transfer of Founders Preferred Stock by a Founders Preferred Stockholder (as defined below) or such Founders Preferred Stockholder's Founders Preferred Permitted Entities (as defined below) to another Founders Preferred Stockholder or such Founders Preferred Stockholder's Founders Preferred Permitted Entities shall not trigger such automatic conversion; provided further, however, that a Transfer by a Founders Preferred Stockholder to any of the following Founders Preferred Permitted Entities, or from any of the following Founders Preferred Permitted Entities to such Founders Preferred Stockholder or any other Founders Preferred Permitted Entity by or for such Founders Preferred Stockholder shall not trigger such automatic conversion:

(i) a trust for the benefit of such Founders Preferred Stockholder and for the benefit of no other person, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Founders Preferred Stockholder (a "Clause (i) Founders Preferred Permitted Trust"), and, provided, further, that in the event and at such time as such Founders Preferred Stockholder is no longer the exclusive beneficiary of such trust, each share of Founders Preferred Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(ii) a trust for the benefit of persons other than the Founders Preferred Stockholder so long as the Founders Preferred Stockholder has sole dispositive power and exclusive Voting Control (as defined below) with respect to the shares of Founders Preferred Stock held by such trust, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Founders Preferred Stockholder ("Clause (ii) Founders Preferred Permitted Trust"); provided that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such trust, each share of Founders Preferred Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(iii) a trust under the terms of which such Founders Preferred Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Code or a reversionary interest so long as the Founders Preferred Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such trust (a "Clause (iii) Founders Preferred Permitted Trust"); provided that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such trust, each share of Founders Preferred Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(iv) an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Founders Preferred Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided that in each case such Founders Preferred Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held in such account, plan or trust (each, a "Founders Preferred Permitted IRA"), and provided, further, that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such account, plan or trust, each share of Founders Preferred Stock then held by or in such Individual Retirement Account, pension, profit sharing, stock bonus or other type of plan or trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(v) a corporation that is not a competitor of this Corporation (as determined in good faith by the Corporation's Board of Directors) in which such Founders Preferred Stockholder directly, or indirectly through one or more Founders Preferred Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that the Founders Preferred Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such corporation (a "Founders Preferred Permitted Corporation"); provided that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such corporation, each share of Founders Preferred Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(vi) a partnership that is not a competitor of this Corporation (as determined in good faith by the Corporation's Board of Directors) in which such Founders Preferred Stockholder directly, or indirectly through one or more Founders Preferred Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that the Founders Preferred Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such partnership (a "Founders Preferred Permitted Partnership"); and provided further that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such partnership, each share of Founders Preferred Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock; or

(vii) a limited liability company that is not a competitor of this Corporation (as determined in good faith by the Corporation's Board of Directors) in which such Founders Preferred Stockholder directly, or indirectly through one or more Founders Preferred Permitted Entities, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that the Founders Preferred Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such limited liability company (a "Founders Preferred Permitted LLC") and provided further that in the event and at such time as the Founders Preferred Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Founders Preferred Stock held by such limited liability company, each share of Founders Preferred Stock then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock.

Notwithstanding the foregoing, if the shares of Founders Preferred Stock held by a Clause (ii) Founders Preferred Permitted Trust or a Clause (iii) Founders Preferred Permitted Trust would constitute stock of a "controlled corporation" (as defined in Section 2036(b)(2) of the Code), then such shares will not automatically convert to Class B Common Stock if the Founders Preferred Stockholder does not directly or indirectly retain Voting Control over such shares until such time as the shares of Founders Preferred Stock would no longer constitute stock of a "controlled corporation" pursuant to the Code (such time is referred to in this Section as the "Founders Preferred Voting Shift"). If a Founders Preferred Stockholder does not, within thirty (30) business days following the Founders Preferred Voting Shift, directly or indirectly assume sole exclusive Voting Control with respect to such shares of Founders Preferred Stock, each such share of Founders Preferred Stock shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock.

(d) **Mechanics of Conversion.** Before any holder of Founders Preferred Stock shall be entitled to convert such Founders Preferred Stock into shares of Common Stock, such holder (i) shall, if such shares are certificated, surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such Founders Preferred Stock, and (ii) shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for (or notice or notices confirming) shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Founders Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Founders Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Founders Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Founders Preferred Stock shall not be deemed to have converted such Founders Preferred Stock until immediately prior to the closing of such sale of securities.

(e) **Conversion Price Adjustments of Founders Preferred Stock for Splits and Combinations.** The Conversion Price of the Founders Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Stock Splits and Combinations.** In the event the Corporation should, at any time after the filing date of this Restated Certificate, fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock, then, as of such record date (or the date of such split or subdivision if no record date is fixed), the Conversion Price of the Founders Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such Founders Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the number of shares of Common Stock outstanding at any time after the filing date of this Restated Certificate is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Price of the Founders Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such Founders Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.

(ii) **Deemed Issuances of Common Stock.** The following provisions shall apply for purposes of this Article IV(C)4(e).

(A) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued.

(B) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of the Founders Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(C) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of the Founders Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(iii) **Dividends.** In the event the Corporation should, at any time after the filing date of this Restated Certificate, fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, exercisable or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock or Common Stock Equivalents (such Common Stock Equivalents, if any, "Additional Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Additional Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution if no record date is fixed), the Conversion Price of the Founders Preferred Stock shall be appropriately proportionately decreased so by multiplying the Conversion Price then in effect by a fraction:

(A) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution and those issuable with respect to such Additional Common Stock Equivalents.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of the Founders Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of the Founders Preferred Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of the Founders Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock or Common Stock Equivalents in a number equal to the number of shares of Common Stock or Common Stock Equivalents as they would have received if all outstanding shares of the Founders Preferred Stock had been converted into Common Stock on the date of such event.

(f) **No Fractional Shares and Notices as to Adjustments.**

(i) No fractional shares shall be issued upon the conversion of any share or shares of Founders Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Founders Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Founders Preferred Stock pursuant to this Article IV(C)4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Founders Preferred Stock a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Founders Preferred Stock, furnish or cause to be furnished to such holder a notice setting forth (A) such adjustment and readjustment, (B) the Conversion Price for the Founders Preferred Stock at the time in effect and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Founders Preferred Stock.

(g) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Founders Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Founders Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Founders Preferred Stock, in addition to such other remedies as shall be available to the holder of such Founders Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(h) **Right to Convert to Preferred Stock.** If a share of Founders Preferred Stock is purchased by an investor in connection with an Equity Financing (as defined below), then immediately following the closing of such purchase, each such share of Founders Preferred Stock transferred to the investor shall automatically convert, at the Conversion Ratio (as defined below), into shares of a subsequent series of preferred stock of the Corporation sold by the Corporation in such Equity Financing ("Subsequent Preferred Stock"). "Conversion Ratio" shall mean, for each Equity Financing, one divided by the number of shares into which a share of Subsequent Preferred Stock issued in such Equity Financing is convertible into Common Stock of the Corporation, and "Equity Financing" shall mean an equity financing of the Corporation in which the Corporation signs a purchase agreement and sells and issues Subsequent Preferred Stock of the Corporation. By way of example only, in the event that one share of Subsequent Preferred Stock issued in the Equity Financing is convertible into two shares of Common Stock, the Conversion Ratio shall be one-half (1/2).

(i) **Notices.** Any notice required by the provisions of this Article IV(C)4 to be given to the holders of shares of Founders Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

5. **Voting Rights and Powers.** Except as expressly provided by this Restated Certificate or as provided by law, the holders of Founders Preferred Stock shall be entitled to the same voting rights as the holders of the Common Stock into which such Founders Preferred Stock could then be directly converted (without first being converted to Subsequent Preferred Stock) and to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Founders Preferred Stock shall vote together as a single class on all matters. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating

all shares into which shares of Founders Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

6. **Status of Converted Stock.** In the event any shares of Founders Preferred Stock shall be converted pursuant to Article IV(C)4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. This Restated Certificate shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock and the authorized shares of Founders Preferred Stock.

7. **Waiver of Rights.** Except as otherwise set forth in this Restated Certificate, any of the rights, powers, preferences and other terms of the Founders Preferred Stock set forth herein may be waived (either prospectively or retrospectively) on behalf of all holders of the Founders Preferred Stock and with respect to all shares of the Founders Preferred Stock by the approval (by vote or written consent, as provided by law) of the holders of a majority of the shares of the Founders Preferred Stock then outstanding.

(D) **Class A Common Stock.**

1. **Dividend Rights.** The holders of shares of Class A Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, such dividends as may be declared from time to time by the Board of Directors with respect to the Class B Common Stock out of any assets of the Corporation legally available therefor, and no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date and payment date shall be declared or paid on the shares of Class A Common Stock; provided, however, that dividends payable in shares of Class B Common Stock or rights to acquire Class B Common Stock may be declared and paid to the holders of the Class B Common Stock without the same dividend being declared and paid to the holders of the Class A Common Stock, if and only if a dividend payable in shares of Class A Common Stock or rights to acquire Class A Common Stock (as the case may be) at the same rate and with the same record date and payment date as the dividend declared and paid to the holders of the Class B Common Stock shall be declared and paid to the holders of Class A Stock.

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above.

3. **Redemption.** The Class A Common Stock is not mandatorily redeemable.

4. **Voting Rights and Powers.** The holders of Class A Common Stock shall have the right to ten (10) votes for each share of Class A Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Preferred Stock, the holders of Founders Preferred Stock, the holders of Class A Common Stock and the holders of Class B Common Stock shall vote together as a single class on all matters submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized shares of Class

A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of holders of a majority of the voting power of the shares of the Corporation's stock then outstanding, voting together as a single class on an as-converted basis, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

5. **Subdivisions or Combinations.** If the Corporation in any manner subdivides or combines the outstanding shares of Class B Common Stock or Founders Preferred Stock, then the outstanding shares of Class A Common Stock will be subdivided or combined in the same proportion and manner.

6. **Equal Status.** Except as expressly set forth in this Article IV(D), Class A Common Stock shall have the same rights and powers of, rank equally to, share ratably with, and be identical in all respects and as to all matters to Class B Common Stock.

7. **Conversion.**

(a) **Right to Convert.** Each share of Class A Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class B Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. To exercise such conversion rights, a holder of Class A Common Stock (i) shall, if such shares are certificated, surrender the certificate or certificates representing such shares, duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class A Common Stock, and (ii) shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the number of shares to be converted and the name or names in which the certificate or certificates for (or notice or notices confirming) shares of Class B Common Stock are to be issued (or distributed). The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class A Common Stock, or to the nominee or nominees or such holder, a certificate or certificates for (or a notice or notices confirming) the number of shares of Class B Common Stock to which such holder shall be entitled as aforesaid and if less than all of the holders shares of Class A Common Stock have been converted, a certificate for (or notice confirming) the remainder of such holder's shares of Class A Common Stock. Such conversion shall be deemed to have been made immediately prior the close of business on the date of the last to occur of the surrender of the shares of Class A Common Stock to be converted and the delivery of such notice. The person or persons entitled to receive the shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class B Common Stock as of such date and time.

(b) **Automatic Conversion Upon Transfer.** Each share of Class A Common Stock shall automatically, without any further action by the holder or the Corporation, convert into one (1) fully paid and nonassessable share of Class B Common Stock upon the Transfer (as defined below) of such share; provided, however, that a Transfer by a Class A Stockholder to any of the following Class A Permitted Entities, or from any of the following Class A Permitted Entities back to such Class A Stockholder and/or any other Class A Permitted Entity by or for such Class A Stockholder shall not trigger such automatic conversion:

(i) a trust for the benefit of such Class A Stockholder and for the benefit of no other person, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class A Stockholder (a "Clause (i) Class A Permitted Trust"), and, provided, further, that in the event and at such time as such Class A Stockholder is no longer the exclusive beneficiary of such trust, each share of Class A Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(ii) a trust for the benefit of persons other than the Class A Stockholder so long as the Class A Stockholder has sole dispositive power and exclusive Voting Control (as defined below) with respect to the shares of Class A Common Stock held by such trust, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class A Stockholder ("Clause (ii) Class A Permitted Trust"); provided that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such trust, each share of Class A Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(iii) a trust under the terms of which such Class A Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Code or a reversionary interest so long as the Class A Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such trust (a "Clause (iii) Class A Permitted Trust"); provided that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such trust, each share of Class A Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(iv) an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Class A Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided that in each case such Class A Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held in such account, plan or trust (each, a "Class A Permitted IRA"), and provided, further, that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such account, plan or trust, each share of Class A Common Stock then held by or in such Individual Retirement Account, pension, profit sharing, stock bonus or other type of plan or trust shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(v) a corporation that is not a competitor of this corporation (as determined in good faith by the Corporation's Board of Directors) in which such Class A Stockholder directly, or indirectly through one or more Class A Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that the Class A Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such corporation (a "Class A Permitted Corporation"); provided that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such corporation, each share of Class A Common Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock;

(vi) a partnership that is not a competitor of this corporation (as determined in good faith by the Corporation's Board of Directors) in which such Class A Stockholder directly, or indirectly through one or more Class A Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that the Class A Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such partnership (a "Class A Permitted Partnership"); and provided further that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such partnership, each share of Class A Common Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock; or

(vii) a limited liability company that is not a competitor of this corporation (as determined in good faith by the Corporation's Board of Directors) in which such Class A Stockholder directly, or indirectly through one or more Class A Permitted Entities, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that the Class A Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such limited liability company (a "Class A Permitted LLC") and provided further that in the event and at such time as the Class A Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class A Common Stock held by such limited liability company, each share of Class A Common Stock then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock.

Notwithstanding the foregoing, if the shares of Class A Common Stock held by a Clause (ii) Class A Permitted Trust or a Clause (iii) Class A Permitted Trust would constitute stock of a "controlled corporation" (as defined in Section 2036(b)(2) of the Code), then such shares will not automatically convert to Class B Common Stock if the Class A Stockholder does not directly or indirectly retain Voting Control over such shares until such time as the shares of Class A Common Stock would no longer constitute stock of a "controlled corporation" pursuant to the Code (such time is referred to in this Section as the "Class A Voting Shift"). If a Class A Stockholder does not, within thirty (30) business days following the Class A Voting Shift, directly or indirectly assume sole exclusive Voting Control with respect to such shares of Class A Common Stock, each such share of Class A Common Stock shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock.

(c) **Administration.** The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Restated Certificate, relating to the conversion of the Class A Common Stock into Class B

Common Stock as provided in this Article IV(D)7 and the dual class common stock structure provided for in this Restated Certificate, including, without limitation, the issuance of stock certificates (or, as to uncertificated shares, notices) in connection with any such conversion, as it may deem necessary or advisable. If the Corporation has reason to believe that a Transfer giving rise to a conversion of shares of Class A Common Stock into Class B Common Stock has occurred but has not theretofore been made on the books of the Corporation, the Corporation may request that the holder of such shares furnish affidavits or other evidence to the Corporation as it reasonably deems necessary to determine whether a conversion of shares of Class A Common Stock to Class B Common Stock has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such conversion has occurred, any such shares of Class A Common Stock, to the extent not previously converted, shall be immediately and automatically convert into shares of Class B Common Stock and the same shall thereupon be registered on the books and records of the Corporation. In connection with any action of stockholders taken at a meeting or by written consent, the stock ledger of the Corporation shall be the exclusive evidence the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any written consent and the classes and series of shares held by each such stockholder and the number of shares of each class held by such stockholder. Each share of Class A Common Stock that is converted pursuant to this Section 7 shall be retired by the Corporation and shall not be reissued.

8. **Reservation of Stock.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of Class A Common Stock, such number of shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class A Common Stock into shares of Class B Common Stock.

9. **Protective Provision.** The Corporation shall not, by amendment, merger, consolidation or otherwise, without first obtaining the vote (either at a stockholders meeting or written consent, as provided by law) of the holders of at least a majority of the then-outstanding shares of Class A Common Stock, voting as a separate class, amend, alter, repeal or waive Article IV(D).

(E) **Class B Common Stock.**

1. **Dividend Rights.** The holders of shares of Class B Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above.

3. **Redemption.** The Class B Common Stock is not mandatorily redeemable.

4. **Voting Rights and Powers.** Each holder of Class B Common Stock shall be entitled to one (1) vote per share of Class B Common Stock, and to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Preferred Stock, the holders of Founders Preferred Stock, the holders of Class A Common Stock and the holders of Class B Common Stock shall vote together as a single class on all matters. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

(F) **Definitions.** For purposes of this Article IV, the following definitions shall apply:

1. "Class A Permitted Entity" shall mean, with respect to any Class A Stockholder, any Clause (i) Class A Permitted Trust, Clause (ii) Class A Permitted Trust, Clause (iii) Class A Permitted Trust, a Class A Permitted IRA, a Class A Permitted Corporation, a Class A Permitted Partnership or a Class A Permitted LLC described in Article IV(D)7(b).

2. "Class A Stockholder" shall mean any stockholder that is issued Class A Common Stock by the Corporation or any Class A Permitted Entity.

3. "Founders Preferred Permitted Entity" shall mean, with respect to any Founders Preferred Stockholder, any Clause (i) Founders Preferred Permitted Trust, Clause (ii) Founders Preferred Permitted Trust, Clause (iii) Founders Preferred Permitted Trust, a Founders Preferred Permitted IRA, a Founders Preferred Permitted Corporation, a Founders Preferred Permitted Partnership, or a Founders Preferred Permitted LLC described in Article IV(C)4(c).

4. "Founders Preferred Stockholder" shall mean any stockholder that is issued Founders Preferred Stock by the Corporation or any Founders Preferred Permitted Entity.

5. "Transfer" shall mean, with respect to a share of Founders Preferred Stock or Class A Common Stock, any sale, assignment, transfer, conveyance, hypothecation, grant of a security interest, gift or other transfer or disposition of such share or any legal, economic, or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, unless the Corporation's Board of Directors, in its sole and absolute discretion and prior to the occurrence of such sale, assignment, conveyance, hypothecation, grant, gift, disposition or transfer, in a valid board action referring to this subsection of this Restated Certificate, decides that a waiver of the conversion provisions should take place for a particular transaction and that, as a result, such sale, assignment, transfer, conveyance, hypothecation, grant of a security interest, gift or other transfer or disposition of such share or any legal, economic, or beneficial interest in such share shall not constitute a "Transfer"; provided, however, that the following shall not be considered a "Transfer": (a) the grant of a proxy to one or more officers or directors of the Corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders; (b) the pledge of shares of Founders Preferred Stock or Class A Common Stock, as applicable,

by a Founders Preferred Stockholder or a Class A Stockholder, as applicable, that creates a mere security interest in such shares pursuant to a *bona fide* loan or indebtedness transaction so long as the Founders Preferred Stockholder or Class A Stockholder, as applicable, continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares of Founders Preferred Stock or Class A Common Stock or other similar action by the pledgee shall constitute a "Transfer"; (c) the fact that, as of the filing date of this Restated Certificate or at any time thereafter, the spouse of any holder of Founders Preferred Stock or Class A Common Stock, as applicable, possesses or obtains an interest in such holder's shares of Founders Preferred Stock or Class A Common Stock, as applicable, arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a "Transfer" of such shares of Founders Preferred Stock or Class A Common Stock, as applicable; or (d) the sale or transfer of shares of Founders Preferred Stock in connection with an Equity Financing pursuant to Article IV(C)4(h).

6. "Voting Control" shall mean, with respect to a share of Founders Preferred Stock or Class A Common Stock, the power to vote or direct the voting of such share by proxy, voting agreement or otherwise.

ARTICLE V

Except as otherwise set forth herein, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VIII

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim against the Corporation as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein."

ARTICLE X

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * *

The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

Executed at Menlo Park, California on August 13, 2019.

____

Eric Ries, President

SIGNATURE PAGE TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF LTSE SERVICES, INC.

Long-Term Stock Exchange, Inc.
Date of filing: September 6, 2019
Date as of which the information is accurate: September 6, 2019

Exhibit K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest;**
5. **Whether the person has control, a term that is defined in the instructions to this Form**

Long-Term Stock Exchange, Inc. ("**LTSE**") is 100% owned by LTSE Group, Inc., a privately-held corporation. The following persons beneficially own approximately 5% or more of LTSE Group, Inc. as of the date of this Exhibit:

Full legal name	Title or Status	Date title or status was acquired	Approximate ownership interest[1]	Control person
Eric Ries	Chief Executive Officer and Director	May 7, 2019	20.6222%	Yes
John V. Bautista	Director	May 7, 2019	6.2030%	Yes
Founders Fund-related entities[2]	Stockholder	May 7, 2019	18.8542%	No

[1] Represents the number of shares of total Common Stock beneficially owned by each stockholder as a percentage of the total number of shares of such class outstanding. As of the date of this Exhibit there are 65,711,070 shares of Common Stock outstanding. Common Stock is the only class of shares outstanding, although LTSE Group, Inc. is authorized to issue a class of Preferred Stock as well. Both classes of stock have one vote per share.
[2] Includes 4,919,193 shares held by The Founders Fund V, LP (which represents 7.4861% of the Common Stock), 69,621 shares held by The Founders Fund V Entrepreneurs Fund, LP (which represents 0.1060% of the Common Stock), 1,323,265 shares held by The Founders Fund V Principals Fund, LP

Collaborative-related entities[3]	Stockholder	May 7, 2019	11.5336%	No
Obvious Ventures II, L.P.	Stockholder	May 7, 2019	6.3426%	No

As of the date of this Exhibit, no person, either alone or together with its related persons, beneficially owns more than 40% of any class of the capital stock of LTSE Group, Inc. In addition, as of the date of this Exhibit, no person, either alone or together with its related persons, has the power to directly or indirectly, vote or cause the voting of shares representing more than 20% percent of the voting power of the then issued and outstanding capital stock of LTSE Group, Inc.

(which represents 2.0138% of the Common Stock), 4,784,090 shares held by The Founders Fund VI, LP (which represents 7.2805% of the Common Stock), 59,482 shares held by The Founders Fund VI Entrepreneurs Fund, LP (which represents 0.0905% of the Common Stock), 1,182,945 shares held by The Founders Fund VI Principals Fund, LP (which represents 1.8002% of the Common Stock), and 50,684 shares held by the Brian Singerman Revocable Trust dated 4/8/2015 (which represents 0.0771% of the Common Stock).

[3] Includes 4,766,501 shares held by Collaborative III, L.P. (which represents 7.2537% of the Common Stock) and 2,812,374 shares held by Collab III L-B, LLC (which represents 4.2799% of the Common Stock).